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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 AND ENDING 3/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MicroTrade Networks Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE -MARCH 31, 2010

MICROTRADE NETWORKS, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Microtrade Networks, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Microtrade Networks, Inc. (the Company) as of March 31, 2010 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2010 and the results of its operations, changes in shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Joseph Yafeh, CPA

Los Angeles, California
June 24, 2010

MICROTRADE NETWORKS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

ASSETS

Cash	$ 6,273
TOTAL ASSETS	$ 6,273

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Taxes Payable – state	$ 800
TOTAL LIABILITIES	$ 800
SHAREHOLDER'S EQUITY:	
Common Stock - 7,500,000 shares authorized; par value .001 per share, issued & outstanding 100,000 shares	100
Paid-In capital	94,425
Accumulated deficit	(89,052)
TOTAL SHAREHOLDER'S EQUITY	5,473
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,273

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2010

REVENUES	
TOTAL REVENUES	$ 0
EXPENSES	
Auditing Fees	$ 1,998
Bank Fees	142
FINRA Fees	490
Insurance	364
Taxes and licenses	1,436
TOTAL EXPENSES	4,430
Loss Before Tax Provision	(4,430)
PROVISION FOR INCOME TAXES	800
NET LOSS	$(5,230)

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2010

	Common Stock	Paid In Capital	Accumulated Deficit	Total
Balance, March 31, 2009	$ 100	$ 90,250	$(83,822)	$ 6,528
Capital Contributed		4,175		4,175
Net Loss			(5,230)	(5,230)
Balance, March 31, 2010	$ 100	$ 94,425	$(89,052)	$ 5,473

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2010

OPERATING ACTIVITIES:	
Net Loss	$(5,230)
Taxes payable – state	800
CASH USED BY OPERATING ACTIVITIES	(4,430)
ACQUISITION ACTIVITIES	0
INVESTING ACTIVITIES	
Capital Contributed	4,175
CASH PROVIDED BY INVESTING ACTIVITIES	4,175
DECREASE IN CASH	(255)
Cash: Beginning of the year	6,528
Cash: End of the year	$ 6,273
SUPPLEMENTAL DATA	
Interest Paid	$ 0
Income Tax	$ 1,411

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010

NOTE 1 - ORGANIZATION

Microtrade Networks, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal and only office in Irvine, California. The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in April 27, 1997, and became a member of the NASD June 8, 1998. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At March 31, 2010 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 7.

NOTE 3 - INCOME TAXES

The Company has a Federal net operating loss (NOL) of approximately $43,000 expiring at various dates through 2028. The state requires a minimum payment of $800.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended March 31, 2010, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending March 31, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

MICROTRADE NETWORKS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
MARCH 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 5,473
Less non allowable assets:	--
NET CAPITAL	$ 5,473

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 53
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 473
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness)	$ 5,393

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 800
Percentage of aggregate indebtedness to net capital	15%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of March 31, 2010 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Uuaudited net capital	$ 6,273
Unrecorded liabilities	(800)
Audited net capital	$ 5,473

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF MARCH 31, 2010

A computation of reserve requirement is not applicable to Microtrade Networks, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

MICROTRADE NETWORKS, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF MARCH 31, 2010

Information relating to possession or control requirements is not applicable to Microtrade Networks, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Microtrade Networks, Inc.
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Microtrade Networks, Inc. (the Company) for the year ended March 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Microtrade Networks, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA
Los Angeles, California
June 24, 2010